February 21, 2025

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP filed by the entities listed in Appendix A (the “Registrants”); SEC Accession No. 0001193125-25-030849

Ladies and Gentlemen:

The Registrants each filed a Form 40-APP for the purpose of requesting an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of and Rule 17d-1 under the 1940 Act.

The Form 40-APP was filed and accepted on February 20, 2025. It was mistakenly filed as both a 1940 Act and an Investment Advisers Act of 1940 filing which generated each of the two File Nos. presented in Appendix A for each entity. Upon review, it was determined that the Form 40-APP should only have been filed under the 1940 Act (i.e., the 812 File Number), and the Registrants have refiled the Form 40-APP only under an 812 File Number. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001193125-25-030849 be withdrawn as it applies to each entity.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Julien Bourgeois at 202-261-3451 or William Bielefeld at 202-261-3386.

Sincerely,

/s/ Stephen S. Sypherd
Stephen S. Sypherd

Copy to:	Julien Bourgeois
William Bielefeld

Appendix A

Entity	812 Filing Number	803 Filing Number
FS Credit Opportunities Corp.	812-15705	803-00278
FS Specialty Lending Fund	812-15705-01	803-00278-01
FS Tactical Advisor, LLC	812-15705-02	803-00278-02
FS/EIG Advisor, LLC	812-15705-03	803-00278-03
FS Tactical Opportunities (SI) Splitter II, L.P.	812-15705-04	803-00278-04
FS Tactical Opportunities (LOI) Splitter II, L.P.	812-15705-05	803-00278-05
FS Tactical Opportunities (SI) Splitter, L.P.	812-15705-06	803-00278-06
FS Tactical Opportunities (LOI) Splitter, L.P.	812-15705-07	803-00278-07
FS Credit Income Advisor, LLC	812-15705-08	803-00278-08
FS Credit Income Fund	812-15705-09	803-00278-09
FS Global Advisor, LLC	812-15705-10	803-00278-10
FS Senior Credit Fund II, L.P.	812-15705-11	803-00278-11
PA Senior Credit Opportunities Fund, L.P.	812-15705-12	803-00278-12